Lehman & Eilen LLP

Mission Bay Office Plaza

Suite 300

20283 State Road 7

Boca Raton, Fl 33498

Tel: (561) 237 – 0804

Fax: (561) 237 - 0803

March 1, 2006

VIA FACSIMILE AND

OVERNIGHT MAIL

United States Securities

and Exchange Commission

450 Fifth Avenue N.W.

Mail Stop 4561

Washington, D.C. 20549

Attention: Michael McTiernan

Re:	File No. 333-129997

Premiere Publishing Group, Inc. Form SB-2

Filed on November 29, 2005 and Amended on January 12, 2006

Dear Mr. McTiernan:

Thank you for your January 25, 2006 letter regarding Premiere Publishing Group, Inc. (the “Company”). Enclosed is the Amendment No. 2 to Form SB-2, which has been marked to show changes from our prior submission. The changes in the revised registration statement reflect the staff’s comments to the previously submitted material. Also, in order to assist you in your review of the Registrant’s Form SB-2, we hereby submit a letter responding to the comments. For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Risk Factors – page 6

If our business plan fails, our company will dissolve and investors may not receive any portion of their investment back – page 6

1.

We note your response to Comment 20, and the revised disclosure with respect to senior note holders. Please revise to clarify, if true, that because the senior note holders have priority in the event of liquidation, equity investors would be unlikely to receive invested funds should this event occur.

United States Securities and

Exchange Commission

March 1, 2006

Response: Complied with. We have revised the disclosure to include that in the event of liquidation, the equity investors would not likely receive a return on their invested funds.

Our Business – page 11

Trump World Magazine - page 11

2.	We note your response to Comment 31, but are unable to determine where you made the referenced change. Please advise or revise.

Response: Complied with. The referenced change is in the last sentence of the second paragraph in the section “Description of our Business - - Trump World Magazine”

Financial Statements and Notes

General

3.	Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Response: Complied with. We have updated the financial statements to include a balance sheet as of December 31, 2005, a Consolidated Statements of Stockholders’ Equity as of December 31, 2005, a Consolidated Statement of Loss for the year ended December 31, 2005, a Consolidated Statement of Cash Flows for the year ending December 31, 2005 and Notes to the Consolidated Financial Statements. We will also be providing under separate cover restated August 31, 2005 financial statements reflecting all of the accounting comments addressed in this Amendment No. 2.

Consolidated Statement of Stockholder's Equity, page F-4

4.

We noted from your response to comment 41 that transactions involving services provided by employees was measured using the fair market value of the services provided. Tell us what consideration was given to paragraph 16 of SFAS 123 as it requires that equity instruments issued to employees and the cost of services received as consideration shall be measured and recognized based on the fair value of the equity instruments issued.

United States Securities and

Exchange Commission

March 1, 2006

Response: Complied with. Shares issued for services were valued at the fair market value of the common shares at the date of issue, which also represented the value of the services provided.

Note 2 – Acquisitions, page F-9

5.

We have considered your response to comment 43. If you believe that you are within the scope of SFAS 141, it appears that under paragraph 19 you are not the accounting acquirer. Alternatively, if you are not within the scope of SFAS 141 because the shell company does not meet the definition of a business under EITF 98-3, then it appears you would account for the transaction as a recapitalization. In either scenario, the historical operations of Sobe Life would be reflected as the predecessor in your financial statements and there would be no step up in their basis. Please revise accordingly.

Response: Complied with. The acquisition of Sobe Life, LLC has now been recorded as a reorganization, and the financial statements include the entire calendar year for Sobe Life LLC.

Note 3 – Debentures Payable

6.

We have read and considered your response to comment 45. As previously requested, clarify to us of how the 6,666 shares underlying the units are recorded in your financial statements. Specifically, since each unit comprised a note and shares of common stock it is unclear from your response and your financial statements whether you allocated the value between the various components of the unit. In your response, please include the financial statement line item in which the transaction is reflected and the related amount that was recognized.

Response: Complied with. We have recorded the beneficial conversion features of the debentures. Please see the equity statement paid in capital section and the discount on the statement of loss in the December 31, 2005 financial statements.

United States Securities and

Exchange Commission

March 1, 2006

Note 4 – Commitments - page F-10

7.

We have read and considered your response to comment 46. We still did not understand how you reached the conclusion that the issuance of the 2 million shares should have been accounted for as a period cost Please provide us the accounting literature that supports your conclusion. We continue to believe that the issuance of such shares represents the cost incurred by you to have Donald Trump enter into the license agreement. Such cost should be used to value the amended license agreement for the use of the “Trump” name and amortized over the specified term of the license agreement.

Response: Complied with. We amortized the 2,000,000 shares given to Mr. Trump under the amended license agreement over the term of the license.

Part II - Information Not Required in Prospectus

Item 28 - Undertakings

8.

We note your response to Comment 53, but do not agree that the undertaking required by paragraph (g) is limited to primary offerings by an issuer. Please revise to include the undertaking, or provide us with the analysis in support of your belief that the undertaking does not apply to selling shareholder registration statements.

Response: We have revised the disclosure to include the undertaking.

Please feel free to call me at (561) 237-0804, if you have any questions or need additional information.

Sincerely,

/s/ Hank Gracin

Hank Gracin

HG:ckg

Enclosure